SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

RADVISION LTD.
(Name of Subject Company (Issuer))

RADVISION LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.10 PER SHARE
(Title of Class of Securities)

M81869105
(CUSIP Number of Class of Securities)

Rael Kolevsohn
Vice President and General Counsel
24 Raoul Wallenberg Street, Tel-Aviv 69719, Israel
+972-3-767-9394
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Steven J. Glusband, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, New York 10005 Telephone: (212) 732-3200 Telecopy: (212) 732-3232	Noam Nativ, Adv. Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. 2 Weizmann Street Tel Aviv 64239, Israel Telephone: (972) 3-608-9999

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,126,348	$508.11

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 976,212 ordinary shares of Radvision Ltd. at a purchase price of $7.30 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000713.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by RADVISION Ltd., an Israeli Company  (“Radvision”), and relates to the offer by Radvision to purchase 5.0% of its voting power and issued and  outstanding ordinary shares, nominal (par) value NIS 0.10 per share (the “Shares”) (currently 976,212 Shares), at $7.30 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated July 27, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)           The information set forth in Section 8 (“Information Concerning Radvision”) of the Offer to Purchase is incorporated herein by reference.

(b)           The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)           The information set forth under “Introduction,” Section 6 (“Price Range of the Shares Etc.”) and Section 8 (“Information Concerning Radvision”) in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           The information set forth in the Offer to Purchase under “Introduction,” Section 8 (“Information Concerning Radvision”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)           The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

o	“Summary Term Sheet;”

o	“Introduction;”

o	“Background to the Offer;”

o	Section 1 (“Terms of the Offer; Proration; Expiration Date”);

o	Section 2 (“Acceptance for Payment and Payment”);

o	Section 3 (“Procedures for Tendering Shares or Notifying Us of Your Objection to the Offer”);

o	Section 4 (“Withdrawal Rights”);

o	Section 5 (“Material U.S. Federal Income Tax and Israeli Income Tax Consequences”);

o	Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”);

o	Section 9 (“Sources and Amount of Funds”);

o	Section 10 (“Conditions to the Offer”);

o	Section 11 (“Legal Matters and Regulatory Approvals”); and

o	Section 13 ("Miscellaneous").

The information set forth in the Letter of Transmittal and the Notice of Objection, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(F), respectively, is also incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under “Introduction” and “Background to the Offer – Plans for Radvision after the Offer; Certain Effects of the Offer” is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)           The information set forth in the Offer to Purchase under  “Background to the Offer – Transactions and Arrangements Concerning the Shares,” Section 8 (“Information Concerning Radvision”) and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)           The information set forth in the Offer to Purchase under “Background to the Offer - Background” and “Background to the Offer - Purpose of the Offer; Reasons for the Offer” is incorporated herein by reference.

(b) and (c)                      The information set forth in the Offer to Purchase under “Background to the Offer - Plans for Radvision after the Offer; Certain Effects of the Offer,” Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 8 (“Information Concerning Radvision”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d)                                The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the Offer – Background” and Section 9 (“Sources and Amount of Funds”) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b)                      The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer – Beneficial Ownership of Shares,” Background to the Offer – Transactions and Arrangements Concerning the Shares,” Section 8 (“Information Concerning Radvision”) and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)           The information set forth in the Offer to Purchase under Section 12 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

•	Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)           The information set forth in the Offer to Purchase under “Background to the Offer” (“Interest of Persons in the Offer,” “Transactions and Arrangements Concerning the Shares”), Section 7 (“Effect of the Offer on the Market for Shares; Registration Under the Exchange Act”), Section 8 (“Information Concerning Radvision”) and Section 11 (“Legal Matters and Regulatory Approvals”) is incorporated herein by reference.  Radvision is not aware of any material pending legal proceedings relating to the Offer.

(b)           The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

On July 27, 2010 Radvision issued a press release announcing the commencement of the Offer and the holding of an extraordinary general meeting of shareholders to approve the Offer, a copy of which is filed as Exhibit (a)(5)(A) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated July 27, 2010.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(F)	Notice of Objection.

(a)(1)(G)	Declaration Form ("Declaration of Status for Israeli Income Tax Purposes").

(a)(5)(A)	Text of Press Release issued by Radvision on July 27, 2010.

(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israeli Securities Authority on July 27, 2010.*

(a)(5)(C)	Form of Acceptance and Objection Notices filed with the Israeli Securities Authority on July 27, 2010.*

(b)	Not applicable.

(d)	Form of 2000 Employees Stock Option Plan.(1)

(g)	Not applicable.

(h)	Not applicable.

________________________

*  English translation from Hebrew.

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-30916, as amended, filed with the Securities and Exchange Commission, and incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RADVISION LTD.

By:	/s/ Boaz Raviv
Name: Boaz Raviv
Title: Chief Executive Officer

Dated: July 27, 2010

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated July 27, 2010.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(F)	Notice of Objection.

(a)(1)(G)	Declaration Form ("Declaration of Status for Israeli Income Tax Purposes").

(a)(5)(A)	Text of Press Release issued by Radvision on July 27, 2010.

(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israeli Securities Authority on July 27, 2010.*

(a)(5)(C)	Form of Acceptance and Objection Notices filed with the Israeli Securities Authority on July 27, 2010.*

(b)	Not applicable.

(d)	Form of 2000 Employees Stock Option Plan.(1)

(g)	Not applicable.

(h)	Not applicable.
________________________

*  English translation from Hebrew.

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-30916, as amended, filed with the Securities and Exchange Commission, and incorporated herein by reference.